Exhibit 99.2

Aptorum Group Limited Corporate Update and To Hold Q1 2020 Investor Update Call To Discuss Recent Development and Pipeline Progress

NEW YORK -- Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, today provides an update on the Company’s operations in light of the recent declaration of the coronavirus outbreak as a pandemic declared by the World Health Organisation on March 11, 2020.

Aptorum Group’s operational plans continue to remain on track, and in particular the recently announced updates on SACT-1 (targeting Neuroblastoma) and ALS-4 (targeting Staphylococcus aureus) remain on track for its pre-IND preparation work and will continue to target for IND submission in the second half of 2020. With the additional capital raised in February 2020, the Company is also on track in expanding strategic initiatives including the discovery and development pipeline such as the recently announced initiative SACT-COV19 (targeting COVID-19 disease) and additional Smart-Act platform projects being SACT-2 and SACT-3, which will be announced in due course. The Company, together with the distributor, is also focused on the distribution of the recently announced non-hormonal based Dioscorea Opposita bioactive nutraceutical supplement targeting woman’s health during menopause or post-menopause cycles. In light of the global coronavirus situation, the Company would like to report that its day to day operations continue to proceed as normal.

The management of the Company will also host its first quarter 2020 investor update conference call to discuss recent developments and plans for the Company on Thursday, April 2, 2020. Aptorum Group will also provide updates during the call on the progress of its existing pipeline, including SACT-1 and ALS-4, and the latest announced project targeting the coronavirus group including COVID-19. A conference call will be held on Thursday, April 2, 2020 at 10:00am Hong Kong time (April 1, 2020 at 10:00pm EST) by the executive management team. If you have any specific question(s) for the Company and its projects, please email your question(s) to investor.relations@aptorumgroup.com on or before 10:00pm EST Tuesday, March 31, 2020.

To participate in the call, please dial +852 3018 8307 (for Hong Kong callers) or 1-844-760 0770 (for US callers) using conference ID number 6995532. The archived webcast will be available on the Investors section of Aptorum Group’s website (http://ir.aptorumgroup.com/) approximately one hour after the call has completed.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group's current drug pipeline include indications in orphan diseases, infectious diseases and metabolic diseases and a number of which are targeted to enter clinical trial phases in 2020. Aptorum Group also operates a woman's health supplement business whose Dioscorea Opposita Bioactive Nutraceutical Tablets are currently being commercialized.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contacts

Investors:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com